Aurora Cannabis Positioned Coast to Coast with Provincial Supply Arrangements Appoints Darren Karasiuk as Executive Vice President of Adult Usage, Global

TSX: ACB

EDMONTON, Sept. 18, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced it, and its wholly-owned subsidiary MedReleaf, have entered into additional supply arrangements with a number of provinces across Canada to supply a broad range of dried flower and higher margin products, such as pre-rolls, oils and capsules. In addition to supplying adult-consumer use markets in British Columbia, Alberta, Ontario, Quebec and Nova Scotia, the Company is pleased to advise of arrangements with Yukon, Manitoba, Prince Edward Island and Newfoundland and Labrador. The Aurora and MedReleaf brands are expected to have a strong presence across Canada, positioning the Company well for rapid growth in the upcoming adult use market.

Appointment Darren Karasiuk, EVP of Adult Usage, Global

The Company also announces the appointment of Darren Karasiuk as its new Executive Vice President of Adult Usage, Global. Mr. Karasiuk will be responsible for the execution of Aurora's commercial adult use strategy, which includes oversight of adult use retail, marketing, sales, business intelligence and analytics, partnerships and customer service.

Mr. Karasiuk joins Aurora through the acquisition of MedReleaf where he was Senior Vice-President and GM, recreational where he was responsible for MedReleaf's adult use cannabis business which included the development and introduction of the AltaVie and San Rafael '71 brands into the marketplace, as well as the stewardship of the partnership with the Woodstock Cannabis Company.

Mr. Karasiuk has deep experience in highly regulated industries, including private and public healthcare, pharma, tobacco, consumer packaged goods, and energy. Prior to joining MedReleaf, Mr. Karasiuk was Vice-President, Insights and Advisory at Deloitte where he was a leader in the firm's cannabis practice, co-authoring the firm's seminal study, "Recreational Marijuana: Insights and Opportunities." Previously, Mr. Karasiuk was Vice-President, Strategy, Corporate and Public Affairs at Environics Research, where he conducted many of Canada's earliest engagements on the cannabis sector. He has also been the Canadian associate for the Marijuana Policy Group, a leading Denver-based economic and policy consulting firm which helped shape the regulated medical and recreational cannabis markets. Mr. Karasiuk holds an MA from Western University and an MBA from Kellogg-Schulich.

Management Commentary

"We have now secured important supply arrangements from coast to coast, covering approximately 98% of the Canadian population, reflecting the scale and quality of our operations," said Terry Booth, CEO. "We will supply a large number of products to the adult use market, including dried flower, and higher margin form factors, such as capsules, oils, and pre-rolls. We are also exceptionally pleased that Darren has agreed to join our team and take on the leadership of Aurora's adult usage business. His expertise in market development within heavily regulated environments, his track record in bringing adult usage brands to market, and his connections and credibility throughout the industry are invaluable assets for us. We welcome Darren and look forward to working closely with him as Aurora rises to new heights."

Mr. Karasiuk added, "Aurora is an exceptional company, innovating and executing at the most rapid pace in the industry. The strengths of both companies – high-volume, low-cost cultivation capacity, product quality, brands and people - position us well to grow rapidly in these new and exciting markets. I look forward to being part of the team."

Granting of Stock Options and Restricted Share Units to Officers

The Company also announced today that it has granted an aggregate of 205,000 stock options and 55,000 restricted share units to officers of the Company. The stock options are exercisable at a price of $8.54 per share for a period of five years from the date of grant. Both options and RSUs vest annually over 36 months.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per year and sales and operations in 18 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland (formerly Pedanios), have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland (formerly Pedanios), H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, ir@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com

CO: Aurora Cannabis Inc.

CNW 13:07e 18-SEP-18